# BofA Securities Europe SA

## FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

## SOCIÉTÉ ANONYME WITH SHARE CAPITAL OF EUR 9,352,760,000

## 51 RUE LA BOÉTIE, 75008 PARIS FRANCE
## RCS 842 602 690

**BofA Securities Europe SA**

**BofA Securities Europe SA**

## STATEMENT OF ASSETS
## AS AT 31 DECEMBER 2025

| | Note | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|---|
| Cash and deposits with the central banks and central clearing houses | 1 | 2,703 | 4,551 |
| Government securities and sovereign debt | 2 | 17,072 | 14,005 |
| Debtors - Receivables from banks | 3 | 8,795 | 6,422 |
| Debtors - Receivables from other customers | 4 | 22,488 | 24,873 |
| Bonds and fixed income securities | 2 | 3,160 | 2,865 |
| Equity instruments and other variable-income securities | 2 | 8,747 | 7,399 |
| Participations and other long-term securities | | - | - |
| Shares in related companies | | - | - |
| Participation and portfolio activity | | - | - |
| Leasing and rent with purchase option | | - | - |
| Rentals | | - | - |
| Intangible assets | | - | - |
| Tangible assets | | - | - |
| Subscribed but unpaid share capital | | - | - |
| Other assets | 5 | 17,163 | 19,721 |
| Regularisation accounts - receivables | 6 | 32,079 | 30,673 |
| | | **112,207** | **110,509** |

## BofA Securities Europe SA

## STATEMENT OF LIABILITIES
## AS AT 31 DECEMBER 2025

| | Note | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|---|
| Cash on account and deposits from central banks and central clearing houses | | - | - |
| Creditors - Payables to banks | 7 | 4,928 | 5,788 |
| Creditors - Payables to other customers* | 8 | 25,175 | 24,248 |
| Debts represented by a security | | - | - |
| Other liabilities* | 9 | 37,105 | 36,054 |
| Regularisation accounts - payables | 10 | 33,773 | 33,400 |
| Provisions | 11 | 218 | 176 |
| Subordinated debts | 12 | 1,340 | 1,340 |
| Fund for general banking risks (FRBG) | | - | - |
| **Equity excluding FRBG** | **13** | **9,668** | **9,503** |
| Capital | | 9,352 | 9,352 |
| *Share premium* | | - | - |
| *Legal Reserves* | | 7 | 4 |
| *Revaluation reserve* | | - | - |
| *Regulated provisions and investment subventions* | | - | - |
| *Other reserves* | | 144 | 86 |
| *Profit/(Loss) for the financial period* | | 165 | 61 |
| | | **112,207** | **110,509** |

* Correction of presentation in segregated funds described in the notes below

# BofA Securities Europe SA

## STATEMENT OF OFF BALANCE SHEET EXPOSURES
## AS AT 31 DECEMBER 2025

| | Note | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|---|
| **Financing commitments** | | **4,053** | **3,218** |
| Received | | 4,053 | 3,218 |
| Given | | - | - |
| | | | |
| **Warranty commitments** | | **-** | **-** |
| Received | | - | - |
| Given | | - | - |
| | | | |
| **Underwriting commitments** | | **-** | - |
| Received | | - | - |
| Given | | - | - |
| | | | |
| **Total** | | **4,053** | **3,218** |

As at 31 December 2025 six committed financing facilities have been granted to BofA Securities Europe SA (hereinafter 'the Company') by affiliate (2024: four committed facilities). The committed facilities represent EUR 6,394 million of financing commitments received (2024: EUR 4,558 million) of which EUR 2,341 million is drawn (2024: EUR 1,340 million). Committed facilities include five subordinated debt facilities (2024: three subordinated debt facilities) with a credit limit of EUR 3,841 million (2024: EUR 1,670 million) of which EUR 2,341 million is drawn (2024: 1,340 million).

The Company has three non-binding loan agreements with affiliates; three as borrower and no as lender (2024: four facilities, three as borrower, one as lender). The total amounts that can be requested under these uncommitted facilities is EUR 12,277 million in borrowing (2024: EUR 15,131 million) of which EUR 10,629 million is undrawn (2024: EUR 12,279 million). No Lending (2024: EUR 77 million) (2024: fully undrawn).

## BofA Securities Europe SA

## INCOME STATEMENT
## FOR THE YEAR ENDED 31 DECEMBER 2025

| | Note | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|---|
| + Interest and similar income | 17 | 3,845 | 5,933 |
| - Interest and similar expenses | 18 | 3,689 | 5,727 |
| + Revenues from leasing and related trades | | - | - |
| - Expenses from leasing and related trades | | - | - |
| + Revenues from rentals | | - | - |
| - Expenses from rentals | | - | - |
| + Commissions - income | 19 | 344 | 354 |
| - Commissions - expenses | 19 | 246 | 246 |
| +/- Trading gains / (losses) | 20 | 837 | 611 |
| +/- Investment gains / (losses) | 21 | 4 | 5 |
| + Other banking income | 22 | 381 | 310 |
| - Other banking expenses | 22 | 423 | 371 |
| **Net banking income** | | **1,053** | **869** |
| - General operating expenses | 23 | 774 | 770 |
| - Allowances for depreciation and amortisation | | - | - |
| **Net operating result** | | **279** | **99** |
| +/- Cost of risk | 24 | - | - |
| **Total operating result** | | **279** | **99** |
| +/- Gains / (losses) on fixed assets | | - | - |
| **Result before tax** | | **279** | **99** |
| +/- Exceptional gain / (loss) | | - | - |
| - Corporate Income Tax | 25 | 114 | 38 |
| +/- contributions to / receipts from the General Banking Risk Fund (FRBG) | | - | - |
| **Net result** | 13 | **165** | **61** |

## BofA Securities Europe SA

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

The following notes form part of these financial statements.

**Duration of the accounting year**

The financial statements have been prepared for the year ended 31 December 2025. Comparative information has been presented for the year ended 31 December 2024.

**Change in accounting method**

No change in accounting method.

**Accounting policies and principles**

The financial statements have been prepared in accordance with the ANC n° 2014-07 guidelines (26th November 2014) amended by the ANC n°2020-10 guidelines and French accounting principles that apply to Credit Institutions. From the year ended 31 December 2025, the Company has applied the presentation requirements introduced by ANC 2022-06. There is no impact on recognition or measurement. The provisions note now includes a standardised table distinguishing provision amounts used and unused.

The principal accounting policies have been applied consistently throughout the current and prior years.

Trade date and settlement dated transactions:

Sales and purchases of inventory are accounted for following the article 2371-4 of the Regulation ANC 2014-07.
- o Funding financial instruments (e.g. securities financing transactions) are recognised and derecognised on the statement of financial position on a settlement date basis.
- o Trading Financial Instruments are recognised and derecognised on the statement of financial position on a trade date basis. The Company records securities sales by derecognising the corresponding security from inventory.

Bonds and fixed income securities & Equities other variable income securities

The inventory portfolio is made up of two different securities types:
- o Transaction securities:

The securities are recognised / derecognised at their fair value including interest (if any). Acquisition costs are recorded in the Income Statement under "commissions".

The fair values of long and short inventory positions are primarily determined based on actively traded markets where prices are based on either direct market quotes or observed transactions. The securities are valued daily and the changes in fair value are recorded in "trading gains / (losses)".

- o Placement securities:

The placement securities portfolio was comprised entirely of government securities and sovereign debt for the duration of the period.
The securities are recorded in the "placement" securities portfolio on the trade date at their acquisition price, which includes acquisition costs.
When the purchase price of fixed income securities exceeds the amount to be received at final repayment, the difference is amortised over the residual life of the securities. In the event that the acquisition price of fixed income security is less than the redemption amount, the difference will crystallised through the income statement over the residual life of the security.

# NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

At each reporting date the Company reviews its placement securities portfolio; unrealised losses resulting from differences between the book value and the fair value of each security are taken to "Investment gains / (losses)" and the book value of the affected security is permanently written down. Unrealised gains on similar securities cannot be recognised or used to offset or defer losses from being taken to the income statement.

Repurchase and reverse repurchase transactions:

The Company enters into resale and repurchase agreements and securities borrow and loan transactions to accommodate customers and earn interest rate spreads (also referred to as "matched-book transactions"), to obtain securities for settlement and to finance inventory positions. Resale and repurchase agreements are accounted for at amortised cost as "reverse repurchase agreements with banks" and "reverse repurchase agreements with other customers". All the repurchase transactions are accounted for in accordance with the Regulation ANC 2014-07.

Securities received under reverse repurchase agreements (and securities delivered under repurchase agreements respectively) are not recognised (and derecognised respectively) on the balance sheet because there is a commitment from the lender to repurchase the underlying securities at a fixed price.

The remuneration for these transactions is recorded as "interest on transactions with credit institutions and customers".

Income on these transactions is accounted for as "interest receivable or payables on securities delivered or received under a reverse repurchase or repurchase agreement" and presented as separate section under note 3, note 4, note 7 & note 8.

Securities Lending and Borrowing

Securities lent are derecognised and replaced by a receivable which is initially recorded at (and subsequently revalued to) the same book value as the underlying security.

The securities borrowed are recognised in the securities portfolio only when the agreements provide the borrower the right of re-hypothecation over the securities (as per the French Code *monétaire et financier, art. L 211-38.III*). A payable is also recognised (recorded at the same book value as the securities and accounted for in "other liabilities"). The asset in the securities portfolio and payables in liability in other liabilities in respect of non-cash settled securities borrowed transactions are offset to the extent permitted in accordance with ANC n°2020-10 guidelines.
The income is recognised in Income Statement as an "interest income" on a *pro rata* basis.

The treatment described above applies equally to securities lent or borrowed as collateral and reused.

Derivatives:

During the period all derivatives traded by the Company were on the "Organised Market" or over-the-counter ("OTC" as defined by the article 2515-1&2 of the Regulation ANC-2014-07). The Company does not adopt hedge accounting for any derivatives transaction.

For listed derivatives (organised markets), valuations are primarily based on direct market quotes or observed transactions. The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that require the use of multiple market inputs, including interest rates, prices, and indices, to generate continuous yield or pricing curves and volatility factors, which are used to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third party pricing services. When third party pricing services are used, the methods and assumptions are reviewed by the Company. The fair value of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other deal specific factors, where appropriate.

## NOTES TO THE FINANCIAL STATEMENTS
### FOR THE YEAR ENDED 31 DECEMBER 2025

In addition, the Company incorporates within its fair value measurements of OTC derivatives a valuation adjustment to the net position.

- o For the purposes of assessing the credit risk valuation adjustment ("CVA"), positions are netted by counterparty, and the fair value for net long exposures is adjusted for counterparty credit risk whilst the fair value for net short exposures is adjusted for the Company's own credit risk.
- o The Company also incorporates a funding valuation adjustment ("FVA") within its fair value measurements to include funding costs on uncollateralised derivatives and derivatives where the Company is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data.
- o The Company also incorporates a valuation adjustment to provide for future management costs.

At initial recognition, the notional amounts underlying a derivative are recorded "off-balance sheet".

The Company enters into ISDA master agreements or their equivalent ("master netting agreements") with its derivative counterparties. These agreements are commonly used to provide protection against loss in the event of bankruptcy or other circumstances that result in a counterparty being unable to meet its obligations. In addition, to reduce the risk of loss, the Company usually requires collateral that is permitted by documentation such a Credit Support Annex to an ISDA.

The premiums paid or received when purchasing or selling options are accounted for on the face of the financial statements in "Other Assets / Other Liabilities". Differences resulting from changes in the fair value of premiums for options contracts, determined by reference to market pricing, are reflected in income statement ("Trading gains / (losses)"). The corresponding revaluation of the premium is presented on the balance sheet by a reduction to or increase to the "Other Assets / Other Liabilities".

Derivatives are recorded at fair value, with those that are receivable booked to regularisation receivables accounts and those that are payable booked in regularisation payable accounts. The fair value movements on linear derivatives (derivatives term instruments) contracts (mainly swaps and futures) are reflected in the income statement ("Trading gains / (losses)"). The corresponding adjustment to the balance sheet is recorded in the relevant Regularisation accounts ("Comptes de régularisation").

Transactions in foreign currency:

The financial statements have been presented in EUR, which is also the functional currency of the Company.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are subsequently re-translated into the functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses on monetary assets and liabilities are recognised in "Gains / (losses) from foreign exchange transactions".

Awards of BAC shares to employees

The Company awards Bank of America Corporation ("BAC") stock-based awards, including restricted stock and restricted stock units ("RSUs") to its employees as part of the incentive compensation plans. A liability for the cost of compensating BAC for the share issuance and for the corresponding employer taxes is provided for on the balance sheet in "Provisions for Liabilities and Charges" and expensed through "General operating expenses".

For most awards, the expense is generally recognised proportionately over the vesting period, net of estimated forfeitures. The expense for the share award is adjusted monthly during the vesting period by reference to the market value of the underlying shares and reflects the actual expense when the shares vest.

# NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

For awards to employees that meet retirement eligibility criteria, BAC accrues the expense in the period prior to grant. For employees that become retirement eligible during the vesting period, the Company recognises expense from the grant date to the date on which the employee becomes retirement eligible, net of estimated forfeitures.

Tangible and intangible assets

The Company does not have any tangible or intangible assets. The Company is charged rental and occupancy costs for the use of the building under a sub-lease agreement and charged for the use of equipment and other services via service agreements with an affiliate. The resulting expenses are reflected in the line "General operating expenses" in the Income statement

Subordinated debt

Subordinated debt is shown on the face of the Statement of liabilities and comprises drawings on an unsecured subordinated loan note. Subordinated debt falls behind senior debt in priority but ahead of equity in the end of bankruptcy or default.

Accrued but unpaid interest on subordinated debts is recorded in an account of related debts within note 12 Subordinated Debt and subordinated debt expense within note 18 Interest and similar expenses.

Accounting for revenues and expenses

Interest and similar income and expense

Interest and similar income and interest expense comprises interest calculated using the effective interest rate method.

Trading gains / (losses)

Trading gains / (losses) comprises realised and unrealised gains and losses on trading, including dividend income on cash equities. Unrealised gains, which represents changes in fair value of inventories, are recognised within trading revenue as they arise.

Other banking income and Other banking expenses

Included within other banking income and other banking expenses are charges made to and from affiliates, to remunerate the Company for services provided or to reimburse the Company for expenditure incurred, are recognised on an accruals basis. This income is generated through the Company's services to the broader BAC group. Service fee income is computed under arm's length principles in accordance with BAC's Global Transfer Pricing Policy.

Commissions

*Investment and brokerage services*

Commissions earned on fulfilling customer orders is recognised on an accrual basis. Commission revenue earned from certain customer equity transactions is recorded gross of related brokerage, clearing and exchange fees.

*Investment banking income*

Investment banking income includes Equity & Debt Capital Market activities. The revenues from these services are recognised when the performance obligations related to the underlying transactions are completed.

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

General operating expense

*Social Commitments*

At year-end, the Company determines its social commitments. Social commitments include commitments in the event of retirement, sabbatical and long service award. Commitments are determined using the preferential method (projected unit credit methods) for the valuation of defined benefit plans.

*Sabbatical & Long Service Awards*

Sabbatical & Long Service Awards are provided for and disclosed in note 11 of financial statements These are assessed by an independent actuary, using different assumptions arises from the requirements under French GAAP whereby the defined benefit obligation (DBO) cost is calculated based on assumptions at the start of the period, and the value of the DBO is calculated based on assumptions at the measurement date and the following major assumptions concerning future developments:

- Discount rate: 3.65% (Sabbatical)
- Discount rate: 3.4% (Long Service Awards)
- Salary increase (excluding inflation): 3.00%
- Inflation rate: 2.00%
- Mortality decrement: French INSEE 2019/2021 (Male / Female)
- Withdrawal decrement:
    - Before age 45 15%
    - From age 45 to 49 10%
    - From age 50 to 54 5%
    - From age 55 to 59 3%
    - From age 60 0%

*Retirement Indemnities*

Retirement Indemnities have been assessed by an independent actuary, taking into account the rules defined by the applicable collective agreement (Financial Markets, IDCC 2931) and the following major assumptions concerning future developments:

- Discount rate: 4.25%
- Salary increase (excluding inflation): 3.00%
- Inflation rate: 2.00%
- Mortality decrement: French INSEE 2019/2021 (Male / Female)
- Withdrawal decrement:
    - Before age 45 15%
    - From age 45 to 49 10%
    - From age 50 to 54 5%
    - From age 55 to 59 3%
    - From age 60 0%

The current estimate of the commitment is disclosed in note 11 Provisions.

# NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

<u>Securities and deposit guarantee scheme</u>

For the deposit guarantee scheme, the total cumulated amount made available for deposit mechanisms, guarantees, and securities represents is EUR 0.1 million (2024: EUR 0.5 million). Contributions for 2025 fiscal year (non-refundable contributions in the event of voluntary withdrawal of approval) represented EUR 0 million (2024: EUR 0.1 million). Contributions made in the form of partner certificates ("certificat d'associé") or association certificates ("certificat d'association") and cash guarantee deposits ("dépots de garantie"), which are accounted for as an asset for a total of EUR 0.1 million (2024: EUR 0.4 million).

As at 31 December 2025, EUR 0 million (2024: EUR 0.2 million) are accounted for off-balance sheet for the deposit covering the payment commitment undertaken in the irrevocable payment and financial guarantee master agreement related to the securities scheme. The contribution paid for the deposit is accounted for into the "other assets" category for the same amount.

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**1 Cash and deposits with the central banks and central clearing houses**

|  | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Due from central banks | 2,703 | 4,551 |
| **Total** | **2,703** | **4,551** |

Cash and deposits due from central banks represents the balance on account with the Banque de France EUR 2,703 million (2024: EUR 4,551 million).

**2 Bonds and fixed income securities & Equity instruments and other variable-income securities**

The securities included in this balance are wholly comprised of listed equity and debt that belong to the "Transaction Portfolio" (Portefeuille de transaction).

The securities held in the "placement" portfolio is comprised of government bonds held for treasury management purposes.

Refer to the accounting policies and principles section "Bonds and fixed income securities & Equities other variable income securities" for accounting treatments for transaction and placement portfolios.

Securities portfolio by type of issuer 2025:

*31 December 2025*

|  | Issued by public bodies €M | Issued by other issuers €M | Total €M |
|---|---|---|---|
| Transaction Portfolio | 16,112 | 11,907 | 28,019 |
| *Government securities and sovereign debt* | 16,112 | - | 16,112 |
| *Bonds and other fixed income securities* | - | 3,160 | 3,160 |
| *Equity instruments and other variable-income securities* | - | 8,747 | 8,747 |
| Placement portfolio | 960 | - | 960 |
| *Government securities and sovereign debt* | 960 | - | 960 |
| **Total** | **17,072** | **11,907** | **28,979** |

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**2 Bonds and fixed income securities & Equity instruments and other variable-income securities (continued)**

Securities portfolio by type of issuer 2024:

*31 December 2024*

| | Issued by public bodies €M | Issued by other issuers €M | Total €M |
|---|---|---|---|
| Transaction Portfolio | 13,247 | 10,264 | 23,511 |
| *Government securities and sovereign debt* | 13,247 | - | 13,247 |
| *Bonds and other fixed income securities* | - | 2,865 | 2,865 |
| *Equity instruments and other variable-income securities* | - | 7,399 | 7,399 |
| Placement portfolio | 758 | - | 758 |
| *Government securities and sovereign debt* | 758 | - | 758 |
| **Total** | **14,005** | **10,264** | **24,269** |

Included in the securities portfolio is EUR 12,079 million of loaned securities (2024: EUR 9,441 million). Comprised of:
- Government securities and sovereign debt of EUR 9,813 million (2024: EUR 7,818 million);
- Equity instruments and other variable-income securities of EUR 1,215 million (2024: EUR 1,358 million).
- Bonds and fixed income securities of EUR 1,051 million (2024: EUR 265 million).

The value of the securities portfolio is after the effect of offsetting EUR 13,887 million (2024: EUR 11,918 million) in non-cash-settled securities borrowed transactions to the extent permitted in accordance with ANC n°2020-10 guidelines.

Interest receivables on the securities portfolio is EUR 100 million (2024: EUR 100 million).

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**2 Bonds and fixed income securities & Equity instruments and other variable-income securities (continued)**

Bonds and other fixed income securities – maturity table

*31 December 2025*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Bonds and other fixed income securities | 790 | 103 | 995 | 1,272 | 3,160 |
| **Total** | **790** | **103** | **995** | **1,272** | **3,160** |

*31 December 2024*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Bonds and other fixed income securities | 233 | 154 | 995 | 1,483 | 2,865 |
| **Total** | **233** | **154** | **995** | **1,483** | **2,865** |

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

### 3 Debtors - Receivables from banks

| | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Ordinary accounts receivable | 506 | 763 |
| Reverse repurchase agreements with banks | 8,289 | 5,659 |
| Receivables from reverse repurchase agreements with banks | - | - |
| **Total** | **8,795** | **6,422** |

Receivables from banks is comprised of EUR 8,289 million of securities received in relation to reverse repurchase agreements (2024: EUR 5,659 million) and EUR 506 million of cash at bank (2024: EUR 763 million).

Reverse repurchase agreement receivables from banks - Maturity table

*31 December 2025*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Reverse repurchase agreements with banks | 8,289 | - | - | - | 8,289 |
| **Total** | **8,289** | **-** | **-** | **-** | **8,289** |

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

### 3 Debtors - Receivables from banks (continued)

*31 December 2024*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Reverse repurchase agreements with banks | 5,659 | - | - | - | 5,659 |
| **Total** | **5,659** | **-** | **-** | **-** | **5,659** |

### 4 Debtors - Receivables from other customers

| | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Reverse repurchase agreements with other customers | 22,470 | 24,856 |
| Receivables from reverse repurchase agreements with other customers | 15 | 14 |
| Ordinary accounts | 3 | 3 |
| **Total** | **22,488** | **24,873** |

Receivables from other customers is comprised of EUR 22,470 million of securities received in relation to reverse purchase agreements with clients (2024: EUR 24,856 million) and EUR 15 million of interest receivable (2024: EUR 14 million).

Reverse repurchase agreement receivables from other customers - Maturity table

*31 December 2025*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Reverse repurchase agreements with other customers | 18,869 | 2,325 | - | 1,276 | 22,470 |
| **Total** | **18,869** | **2,325** | **-** | **1,276** | **22,470** |

## BofA Securities Europe SA

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**4 Debtors - Receivables from other customers (continued)**

*31 December 2024*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Reverse repurchase agreements with other customers | 20,131 | 3,744 | 415 | 566 | 24,856 |
| **Total** | **20,131** | **3,744** | **415** | **566** | **24,856** |

**5 Other assets**

| | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Non-linear / Conditional derivatives purchased | 3,600 | 5,760 |
| *Interest rate option contracts* | *1,762* | *1,980* |
| *Foreign exchange option contracts* | *306* | *1,873* |
| *Other contracts* | *1,532* | *1,907* |
| Margin call cash accounts | 12,155 | 12,525 |
| Other various debtors | 1,408 | 1,436 |
| **Total** | **17,163** | **19,721** |

Other conditional contracts includes equities options and index options totalling EUR 1,237 million (2024: EUR 1,721 million).

Margin call cash accounts includes cash collateral posted for trading purposes.

Other various debtors is largely comprised of balances receivable from affiliates for margin placed with affiliates or intercompany receivables in respect of recharges for intragroup services.

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**6 Regularisation accounts - receivables**

| | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Linear derivatives | 29,352 | 28,619 |
| *Foreign exchange contracts* | 4,797 | 7,757 |
| *Other underlying instruments* | 24,555 | 20,862 |
| Other regularisation accounts | 105 | 75 |
| Settlement account - receivables - trades not yet settled | 2,042 | 1,597 |
| Fail to deliver trades | 580 | 382 |
| **Total** | **32,079** | **30,673** |

Linear derivatives includes swaps, forwards and futures held at fair value.

Other underlying instruments is primarily comprised of interest rate swaps.

Settlement account – receivables – trades not yet settled represents unsettled amounts due from other brokers and dealers arising from regular-way security sale transactions.

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**7 Creditors - Payables to banks**

| | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Repurchase agreements with banks | 4,925 | 5,785 |
| Payables from repurchase agreements with banks | 3 | 3 |
| **Total** | **4,928** | **5,788** |

Repurchase agreements with banks - Maturity table

*31 December 2025*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Repurchase agreements with banks | 4,925 | - | - | - | 4,925 |
| **Total** | **4,925** | **-** | **-** | **-** | **4,925** |

*31 December 2024*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Repurchase agreements with banks | 5,783 | - | - | 2 | 5,785 |
| **Total** | **5,783** | **-** | **-** | **2** | **5,785** |

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**8 Creditors - Payables to other customers**

|  | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Ordinary account | 297 | - |
| Repurchase agreements with other customers | 24,869 | 24,235 |
| Payables | 9 | 13 |
| **Total** | 25,175 | 24,248 |

Repurchase agreements with other customers - Maturity table

*31 December 2025*

|  | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Repurchase agreements with other customers | 18,595 | 5,595 | 20 | 659 | 24,869 |
| **Total** | **18,595** | **5,595** | **20** | **659** | **24,869** |

The correction of presentation in relation to the segregated funds increased the entities Ordinary accounts by EUR 0.3 billion

| Classification Change | 31/12/2025 | | | 31/12/2024* | | |
|---|---|---|---|---|---|---|
|  | Corrected balances | Correction | Balance before correction | Corrected balances | Correction | Balance before correction |
| Ordinary Accounts | €0.3B | €0.3B | €0.0B | €0.2B | €0.2B | €0.0B |

*2024 Impact is just for presentation purpose; comparatives have not been amended.

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**8 Creditors - Payables to other customers (Continued)**

*31 December 2024*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| Repurchase agreements with other customers | 19,281 | 4,183 | 46 | 725 | 24,235 |
| **Total** | **19,281** | **4,183** | **46** | **725** | **24,235** |

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**9 Other liabilities**

| | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Non-linear / Conditional derivatives sold | 4,310 | 6,050 |
| *Interest rate option contracts* | *1,808* | *2,027* |
| *Foreign exchange option contracts* | *313* | *1,880* |
| *Other contracts* | *2,189* | *2,143* |
| Short Sales | 9,563 | 10,125 |
| Financing of securities borrowed | 10,502 | 7,945 |
| Cash collateral received on deposit | 9,533 | 8,203 |
| Other various creditors | 3,197 | 3,731 |
| Other liabilities | - | - |
| **Total** | **37,105** | **36,054** |

Short Sales comprises short inventory, comprising:
- short government securities and sovereign debt EUR 7,274 million (2024: EUR 7,607 million),
- short bonds and fixed income securities EUR 1,204 million (2024: EUR 1,808 million),
- short equity investments and other long-term securities EUR 1,085 million (2024: EUR 710 million),

Other conditional contracts includes derivatives on equities options and index options totalling EUR 1,896 million (2024: EUR 1,959 million).

Financing of securities borrowed EUR 10,502 million (2024: EUR 7,945 million) represents amounts due to lenders for securities borrowed, the 31 December 2025 balance is after offsetting EUR 13,887 million (2024: EUR 11,793 million) against the corresponding assets in the securities portfolio Note 2 Bonds and fixed income securities & Equity investments and other long-term securities in accordance with ANC n°2020-10.

Other various creditors includes EUR 1,902 million drawn down on the uncommitted financing facility from affiliates wholly owned by BAC (2024: EUR 467 million). The remaining EUR 1,295 million represents other amounts payable to affiliates (2024: EUR 3,264 million).

The uncommited financing facility from affiliates majorly includes a facility of EUR 1,001 million (2024: EUR 2,377 million) which the company subscribed through an eligible liabilities facility to a parent Company in December 2023 to meet the Minimum Requirements for own funds and Eligible Liabilities ("MREL") requirements. The eligible liabilities are in the form of Senior Non-Preferred debt ("SNP") under French law (in accordance with the article L.613-30-3-I-4 of the French Monetary and Financial Code).

The correction of presentation in relation to the segregated funds decreased the entities Cash collateral balances by EUR 0.3 billion

| Classification Change | 31/12/2025 | | | 31/12/2024* | | |
|---|---|---|---|---|---|---|
| | Corrected balances | Correction | Balance before correction | Corrected balances | Correction | Balance before correction |
| Cash collateral recd. | €9.5B | €(0.3)B | €9.8B | €8.0B | €(0.2)B | €8.2B |

*2024 Impact is just for presentation purpose; comparatives have not been amended.

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**10 Regularisation accounts - payables**

|  | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Linear derivatives | 31,356 | 31,615 |
| *Foreign exchange contracts* | 4,854 | 8,389 |
| *Other underlying instruments* | 26,502 | 23,226 |
| Other regularisation accounts | 15 | 28 |
| Settlement account - payables - trades not yet settled | 2,045 | 1,539 |
| Fail to receive trades | 357 | 218 |
| **Total** | **33,773** | **33,400** |

Linear derivatives – other underlying instruments is primarily comprised of interest rate swaps.

Settlement account – payables – trades not yet settled represents unsettled amounts due to other brokers and dealers arising from regular-way security purchase transactions.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2025**

**11 Provisions**

*31 December 2025*

| Headings (a) €M | Amount at beginning of period €M | Increases: additions during period €M | Decreases: reversals during period €M | | Amount at end of period €M |
|---|---|---|---|---|---|
| | | | Used | Unused | |
| Provisions for risks (i) | 1 | 16 | (7) | 0 | 10 |
| Provisions for charges (ii) | 175 | 120 | (77) | (10) | 208 |
| **Total** | 176 | 136 | (84) | (10) | 218 |

(i)  Provision for risks: - Mainly the ECB penalty for EUR 6.5 million and the litigation provisions EUR 2.5 million.

(ii)  Provision for charges: - Mainly Employee incentive share scheme provision for EUR 190 million (2024: EUR 158 million).

Provisions for liabilities and charges primarily comprise employee incentive share scheme liabilities and also includes a provision for time saving accounts, sabbatical & long service awards (Jubilee Plan) and retirement indemnity

Following a European Central Bank ("ECB") investigation carried out in 2025, a EUR 6.5 million provision had been recognised in December 2025. On 20 February 2026, the ECB issued a EUR 6.2 million fine in relation to the use of sovereign bond options in internal models. The Company was required to settle the fine by 27 March 2026.

*31 December 2024*

| Headings (a) €M | Amount at beginning of period €M | Increases: additions during period €M | Decreases: reversals during period €M | | Amount at end of period €M |
|---|---|---|---|---|---|
| | | | Used | Unused | |
| Provisions for risks | 1 | 4 | (3) | (1) | 1 |
| Provisions for charges | 128 | 92 | (50) | 5 | 175 |
| **Total** | 129 | 96 | (53) | 4 | 176 |

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**12 Subordinated debts**

|  | 31 December 2025 | 31 December 2024 |
| --- | ---: | ---: |
|  | *€M* | *€M* |
| Subordinated debt | 1,340 | 1,340 |
| Accrued Interest | - | - |
| **Total** | **1,340** | **1,340** |

At 31 December 2025 subordinated loans payable EUR 1,340 million (2024: EUR 1340 million) is comprised of borrowing from an affiliate on a long-term subordinated loan facility. The loan is unsecured, with a fixed term, has a credit limit of EUR 1,340 million and carries interest at a fixed margin over the ECB's published Euro Short Term Rate ("ESTR").

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

### 13 Equity excluding FRBG

Schedule of changes in equity

| | Share Capital | Share Premium | Legal Reserves | Other Reserves | P&L Account | Total |
|---|---|---|---|---|---|---|
| | €M | €M | €M | €M | €M | €M |
| **At 31 December 2023** | 7,976 | - | - | (14) | 104 | 8,066 |
| New shares issued | 1,376 | - | - | - | - | 1,376 |
| 2023 Profit allocated to other reserves | - | - | 4 | 100 | (104) | - |
| Profit/(Loss) for the period | - | - | - | - | 61 | 61 |
| **At 31 December 2024** | 9,352 | - | 4 | 86 | 61 | 9,503 |
| New shares issued | - | - | - | - | - | - |
| 2024 Profit allocated to other reserves and Legal Reserves | - | - | 3 | 58 | (61) | - |
| Profit/(Loss) for the period | - | - | - | - | 165 | 165 |
| **At 31 December 2025** | 9,352 | - | 7 | 144 | 165 | 9,668 |

As at 31 December 2025, the Company's issued share capital of EUR 9,352,760,000 was comprised of 935,276,000 ordinary shares each with a par value of EUR 10 each.

Throughout the period and at 31 December 2025 99.90% of the share capital was held by NB Holdings Corporation and the remaining 0.10% of the share capital was held by Merrill Lynch Group Holdings I, L.L.C.

The prior year profit of EUR 61 million was fully allocated by resolution of the shareholders following the approval of the 2024 financial statements; in which EUR 58 million was allocated to other reserves and EUR 3 million to legal reserve.

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**14 Balance sheet by currency**

*31 December 2025*

| | EUR | USD | Other currencies | Total |
|---|---|---|---|---|
| | €M | €M | €M | €M |
| **Total Balance Sheet** | **61,907** | **45,358** | **4,942** | **112,207** |

*31 December 2024*

| | EUR | USD | Other currencies | Total |
|---|---|---|---|---|
| | €M | €M | €M | €M |
| **Total Balance Sheet** | **62,080** | **44,882** | **3,547** | **110,509** |

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**15 Derivatives notionals by type of market and underlying instruments**

Below is a summary of the derivative notionals by type of market, instrument and maturity at the balance sheet date.

*31 December 2025*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| **Linear derivatives** | **1,188,021** | **701,082** | **1,485,945** | **911,731** | **4,286,779** |
| Organised market | - | - | - | - | - |
| Interest rate contracts | - | - | - | - | - |
| | | | | | |
| OTC market | 1,188,021 | 701,082 | 1,485,945 | 911,731 | 4,286,779 |
| Interest rate contracts | 858,263 | 562,779 | 1,240,141 | 892,680 | 3,553,863 |
| Foreign exchange contracts | 268,760 | 48,060 | 16,218 | 601 | 333,639 |
| Other underlying instruments | 60,998 | 90,243 | 229,586 | 18,450 | 399,277 |
| | | | | | |
| **Non linear derivatives** | **156,569** | **250,056** | **315,684** | **65,761** | **788,070** |
| Organised market | **37,423** | **43,867** | **19,861** | **660** | **101,811** |
| Interest rate contracts | - | - | - | - | - |
| Foreign exchange contracts | **-** | **-** | **-** | **-** | **-** |
| Other underlying instruments | 37,423 | 43,867 | 19,861 | 660 | 101,811 |
| | | | | | |
| OTC market | 119,146 | 206,189 | 295,823 | 65,101 | 686,259 |
| Interest rate contracts | 69,063 | 163,158 | 256,540 | 56,335 | 545,096 |
| Foreign exchange contracts | 31,800 | 16,164 | 5,631 | 613 | 54,208 |
| Other underlying instruments | 18,283 | 26,867 | 33,652 | 8,153 | 86,955 |
| | | | | | |
| **Total** | **1,344,590** | **951,138** | **1,801,629** | **977,492** | **5,074,849** |

Total derivatives exposure has increased from EUR 4,487 billion to EUR 5,075 billion in a year.

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**15 Derivatives notionals by type of market and underlying instruments (continued)**

*31 December 2024*

| | Due in less than 3 months €M | Due between 3 months and 12 months €M | Due between 1 year and 5 years €M | Due after more than 5 years €M | Total €M |
|---|---|---|---|---|---|
| **Linear derivatives** | **796,628** | **685,005** | **1,366,556** | **959,183** | **3,807,372** |
| <u>Organised market</u> | **-** | **-** | **-** | **-** | **-** |
| Interest rate contracts | - | - | - | - | - |
| | | | | | |
| <u>OTC market</u> | **796,628** | **685,005** | **1,366,556** | **959,183** | **3,807,372** |
| Interest rate contracts | 353,581 | 566,939 | 1,156,235 | 941,438 | 3,018,193 |
| Foreign exchange contracts | 391,876 | 55,832 | 16,469 | 183 | 464,360 |
| Other underlying instruments | 51,171 | 62,234 | 193,852 | 17,562 | 324,819 |
| | | | | | |
| **Non linear derivatives** | **160,490** | **206,272** | **247,783** | **65,539** | **680,084** |
| <u>Organised market</u> | **39,741** | **64,213** | **21,890** | **1,608** | **127,452** |
| Interest rate contracts | - | - | - | - | - |
| Foreign exchange contracts | - | - | - | - | - |
| Other underlying instruments | 39,741 | 64,213 | 21,890 | 1,608 | 127,452 |
| | | | | | |
| <u>OTC market</u> | **120,749** | **142,059** | **225,893** | **63,931** | **552,632** |
| Interest rate contracts | 39,475 | 96,791 | 197,125 | 54,866 | 388,257 |
| Foreign exchange contracts | 70,316 | 28,711 | 3,543 | 286 | 102,856 |
| Other underlying instruments | 10,958 | 16,557 | 25,225 | 8,779 | 61,519 |
| | | | | | |
| **Total** | **957,118** | **891,277** | **1,614,339** | **1,024,722** | **4,487,456** |

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**16 Derivatives Trading**

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master agreements or their equivalent ("master netting agreements") with its derivative counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset for risk management purposes. Agreements are negotiated bilaterally and can require complex terms. The enforceability of master netting agreements under bankruptcy laws in certain countries is not free from doubt, and receivables and payables with counterparties in these countries are accordingly recorded on a gross basis for risk assessment purposes. In addition, to reduce the risk of loss, the Company usually requires collateral that is permitted by documentation such as repurchase agreements or a Credit Support Annex to an ISDA. From an economic standpoint, the Company evaluates risk exposures net of related collateral that meets specified standards.

Breakdown of derivatives notionals and market value by instrument type and underlying:

*31 December 2025*

| | Notional | Derivatives Assets | Derivatives Liabilities |
|---|---|---|---|
| | *€M* | *€M* | *€M* |
| **Linear derivatives** | **4,286,779** | **29,352** | **31,356** |
| Foreign exchange contracts | 333,639 | 4,797 | 4,854 |
| Other underlying instruments | 3,953,140 | 24,555 | 26,502 |
| **Non linear derivatives** | **788,070** | **3,600** | **4,310** |
| Interest rate contracts | 545,096 | 1,762 | 1,808 |
| Foreign exchange contracts | 54,208 | 306 | 313 |
| Other underlying instruments | 188,766 | 1,532 | 2,189 |
| **Total** | **5,074,849** | **32,952** | **35,666** |

*31 December 2024*

| | Notional | Derivatives Assets | Derivatives Liabilities |
|---|---|---|---|
| | *€M* | *€M* | *€M* |
| **Linear derivatives** | **3,807,372** | **28,619** | **31,615** |
| Foreign exchange contracts | 464,360 | 7,757 | 8,389 |
| Other underlying instruments | 3,343,012 | 20,862 | 23,226 |
| **Non linear derivatives** | **680,084** | **5,760** | **6,050** |
| Interest rate contracts | 388,257 | 1,980 | 2,027 |
| Foreign exchange contracts | 102,856 | 1,873 | 1,880 |
| Other underlying instruments | 188,971 | 1,907 | 2,143 |
| **Total** | **4,487,456** | **34,379** | **37,665** |

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**17 Interest and similar income**

|  | 31 December 2025 | 31 December 2024 |
|---|---|---|
|  | *€M* | *€M* |
| Interest income from banks | 2 | 18 |
| Interest income from customers | 3,347 | 5,250 |
| Interest income from fixed income securities | 389 | 470 |
| Other interest income | 107 | 195 |
|  | **3,845** | **5,933** |

**18 Interest and similar expenses**

|  | 31 December 2025 | 31 December 2024 |
|---|---|---|
|  | *€M* | *€M* |
| Interest expense from banks | 2,926 | 4,744 |
| Interest expense from customers | 440 | 554 |
| Interest expense from fixed income securities | 238 | 252 |
| Other interest expenses | - | - |
| Interest expense on subordinated debt | 85 | 177 |
|  | **3,689** | **5,727** |

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**19 Commissions income and expenses**

|  | 31 December 2025 | 31 December 2024 |
|---|---|---|
|  | €M | €M |
| Income from securities financing transactions | 54 | 51 |
| Underwriting fees | 199 | 60 |
| Income from the provision of financial services | 91 | 243 |
| **Commissions - income** | **344** | **354** |
| Operating expenses | 117 | 116 |
| Clearing and exchange expenses | 129 | 130 |
| **Commissions - expenses** | **246** | **246** |

Commissions income and expense primarily relates to brokerage fees arising from the Company's activities in fulfilling client orders for purchases and sales of global equities and traded bonds on global exchanges.

Underwriting fees includes EUR 165 million in respect of debt underwriting and capital market fees.(2024: EUR 169 million was part of Income from the provision of financial services).

Underwriting fees also comprises banking fees of EUR 34 million (2024: EUR 60 million).

Brokerage fees income totals EUR 81 million (2024: EUR 78 million).

**20 Trading gains / (losses)**

|  | 31 December 2025 | 31 December 2024 |
|---|---|---|
|  | €M | €M |
| Gains / (losses) from securities transactions | 1,117 | 709 |
| Gains / (losses) from derivatives transactions | 32 | (107) |
| Gains / (losses) from foreign exchange transactions | (312) | 9 |
|  | **837** | **611** |

This income reflects the performance of the Company's trading businesses. These businesses largely operate through derivative contracts with corporate or institutional investors.

**21 Investment gains / (losses)**

There is a EUR 4 million realised gains on the placement portfolio or any other investments (2024: EUR 5 million).

The placement portfolio has been reviewed for impairment. No unrealised losses have been taken to the income statement (2024: No unrealised losses have been taken to the income statement).

**22 Other banking income & other banking expenses**

|  | 31 December 2025 | 31 December 2024 |
|---|---|---|
|  | €M | €M |
| Other banking operating revenues | 381 | 310 |
| **Other banking income** | **381** | **310** |
| Other banking operating expenses | 423 | 371 |
| **Other banking expenses** | **423** | **371** |

Other banking income comprises banking fees of EUR 3 million (2024: EUR 6 million) and intercompany service fee income of EUR 378 million (2024: EUR 304 million)

Other banking expenses comprises banking expenses of EUR 22 million (2024: EUR 3 million) and intercompany service fee expenses of EUR 401 million (2024: EUR 368 million)

Intercompany service fee income and expenses include:
- Remote trading service fee income of EUR 170 million (2024: EUR 114 million) and expenses of EUR 176 million (2024: EUR 144 million),
- Sales service fee income of EUR 111 million (2024: EUR 95 million) and expenses of EUR 30 million (2024: EUR 32 million),
- Brokerage service fee income of EUR 80 million (2024: EUR 92 million) and expenses of EUR 59 million (2024: EUR 51 million),
- Banking service fee income of EUR 17 million (2024: EUR 3 million) and expenses of EUR 130 million (2024: EUR 136 million),
- Research service fee income of EUR 0 million (2024: EUR 0 million) and expenses of EUR 6 million (2024: EUR 5 million),

This intercompany service fee income / expense is generated through services that the Company provides to and receives from the broader BAC group. Service fee income / expense is computed under arm's length principles in accordance with BAC's Global Transfer Pricing Policy.

**23 General operating expenses**

**Staff Costs**

| | 31 December 2025 | 31 December 2024 |
|---|---|---|
| | €M | €M |
| Personnel costs | 214 | 157 |
| Defined contribution pension expenses | 21 | 19 |
| Other social charges | 71 | 54 |
| Taxes on remuneration | - | - |
| Rights to shares | 58 | 76 |
| **Staff costs** | **364** | **306** |

Average head count for the period was 500 employees (2024: 462) and there were a total of 501 employees at 31 December 2025 (2024: 471).

Other social charges mainly include social security contributions for employees (mainly URSSAF: Organisations for the Collection of Social Security and Family Benefit Contributions).

**Other administrative charges**

| | 31 December 2025 | 31 December 2024 |
|---|---|---|
| | €M | €M |
| Tax | 67 | 75 |
| External services | 67 | 56 |
| Other operating expenses | 276 | 333 |
| **Other administrative charges** | **410** | **464** |

Tax includes irrecoverable VAT, levies for CVAE and C3S and Financial Transactions Taxes.

Other operating expenses includes legal entity shared expenses of EUR 260 million (2024: EUR 320 million). Legal entity shared service expenses relate to the purchase of services from other affiliates in the BAC group. The charges are computed under arm's length principles reflecting the economic contribution of the affiliate in accordance with BAC's Global Transfer Pricing Policy.

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**24 Cost of risk**

| | 31 December 2025 €M | 31 December 2024 €M |
|---|---|---|
| Balance at the beginning of the period | - | 1 |
| Expense during the year | - | - |
| Reversals in the year | - | (1) |
| **Balance at the end of the period** | **-** | **-** |

In 2025, the cost of risk is reported as NIL due to rounding to the nearest million. The cost of risk relates to the securities payment default on a securities position, for which the provision was reversed in 2024.

**25 Corporate Income Tax**

After adjustments comprising add backs for certain non-deductible expenses including timing adjustments in relation to employee remuneration and restrictions in relation to the deductibility of interest payments, the Company has tax profits for corporate income tax purposes.

The resulting Corporate Income Tax expense for the year is EUR 114 million (2024: EUR 38 million).

As of 31 December 2025, the applicable corporate income tax rate is 25.83%, representing the statutory rate under ordinary law, inclusive of the additional social contribution. Furthermore, entities with annual revenue equal to or exceeding EUR 3 billion are subject to a temporary corporate income tax surcharge. This surcharge is levied at 10.3% of the average taxable income for fiscal years 2024 and 2025. Consequently, the combined effective tax rate is approximately 41% as of December 2025.

Pillar Two legislation relating to Income Inclusion Rules (IIR) and French Qualified domestic minimum top-up tax (QDMTT) took effect in France on 1 January 2024, requiring a 15% minimum tax requiring a 15% minimum tax. The Company would pay top-up tax if the BAC Group's Global Anti Base Erosion (" GloBE ") effective tax rate in France fell below this threshold. For 2024 and 2025, no tax expense was recognized as the Group's GloBE rate in France exceeds 15%.

The Undertaxed Profits Rule ("UTPR"), effective 1 January 2025, acts as a backstop to other Pillar Two rules, allocating top-up tax if a group does not have a parent company in a jurisdiction that has implemented Pillar 2. Given the Group's higher tax rates in key jurisdictions, the Company's exposure to UTPR will be immaterial. Furthermore, on 28 June 2025 the G-7 Countries issued a statement where it agreed to pursue a "side-by-side" system within the Pillar 2 regime where the U.S. (United States), would be recognised as having a comprehensive taxation regime with respect to all its domestic and foreign income. This recognition would exempt U.S. parented companies and their subsidiaries from being subject to the UTPR and IIR. On 13 August 2025, the OECD sent documents to delegates of the Pillar 2 working party which proposed options for amending the Pillar 2 rules to adopt this "side-by-side" system. While not yet effective, if adopted as proposed this measure would further insulate Bank of America's subsidiaries from the impact of Pillar Two. In any event, it is likely that BofASE would not have any material charge even under existing legislation relating to UTPR.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2025**

**26 Auditor remuneration**

The Company engaged the following fees with its statutory auditors for the legal audit of the Company's annual financial statements as well as for other professional services required by law:

*31 December 2025*

| | BDO | PwC | Total |
|---|---|---|---|
| | *€000* | *€000* | *€000* |
| Audit of the financial statements for the period ended 31 December 2025 | 373 | 783 | 1,156 |
| Audit of the financial statements for the period ended 31 December 2024 (regularisation) | 9 | - | 9 |
| Statutory assurance of sustainability information for the period ended 31 December 2025 | - | - | - |
| Other Services for the period ended 31 December 2025 | 103 | 351 | 454 |
| Other Services for the period ended 31 December 2024 (regularisation) | - | - | - |
| **Total** | **485** | **1,134** | **1,619** |

- Included within fees payable to the Company's auditors for other services for 2025 was EUR 454 thousand for the audit of IFRS accounts, asset protection, ring-fencing report, and the exempt report SEC rule (2024: EUR 430 thousand).

*31 December 2024*

| | BDO | PwC | Total |
|---|---|---|---|
| | *€000* | *€000* | *€000* |
| Audit of the financial statements for the period ended 31 December 2024 | 364 | 763 | 1,127 |
| Audit of the financial statements for the period ended 31 December 2023 (regularisation) | - | - | - |
| Statutory assurance of sustainability information for the period ended 31 December 2024 | - | - | - |
| Other Services for the period ended 31 December 2024 | 100 | 330 | 430 |
| Other Services for the period ended 31 December 2023 (regularisation) | - | - | - |
| **Total** | **464** | **1,093** | **1,557** |

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 31 DECEMBER 2025

**27 Segmental breakdown**

The Company's results are wholly derived from the Global Banking and Markets business which represents a single class of business. Within Global Banking and Markets, three principal business divisions operate within the Company. The company's business lines include Equity Sales and Trading, Fixed Income, Currencies and Commodities ("FICC") Sales and Trading, and Global Banking.

The Company operates in three geographic regions, being Europe, Middle East and Africa ("EMEA"), the Americas and Asia Pacific ("APAC"). Due to the highly integrated nature of international financial markets, the Company identifies its geographic performance based on the business unit structure used to manage the capital or expense deployed in the region as applicable.

The table below presents the total revenues of the Company by geographic region:

*31 December 2025*

|  | EMEA €M | Americas €M | APAC €M | Total €M |
|---|---|---|---|---|
| + Interest and similar income | 3,500 | 310 | 35 | 3,845 |
| + Commissions - income | 302 | 25 | 17 | 344 |
| +/- Trading gains / (losses) | 477 | 26 | 334 | 837 |
| + Other banking income | 372 | 9 | - | 381 |
| **Total** | **4,651** | **370** | **386** | **5,407** |

*31 December 2024*

|  | EMEA €M | Americas €M | APAC €M | Total €M |
|---|---|---|---|---|
| + Interest and similar income | 5,330 | 571 | 32 | 5,933 |
| + Commissions - income | 314 | 17 | 23 | 354 |
| +/- Trading gains / (losses) | 221 | 44 | 346 | 611 |
| + Other banking income | 262 | 48 | - | 310 |
| **Total** | **6,127** | **680** | **401** | **7,208** |

**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED 31 DECEMBER 2025**

**28 Counterparty risk**

**Credit risk**

Credit risk is the risk of loss arising from the inability or failure of a borrower or counterparty to meet its obligations. Credit risk is created when the Company commits to, or enters into, an agreement with a borrower or counterparty. The Company defines credit exposure to a borrower or counterparty as the loss potentially arising from loans, leases, derivatives, and other extensions of credit.

Credit risk management includes the following processes:
• Credit origination
• Portfolio management
• Loss mitigation activities

As one of Bank of America Corporation's ("BAC") investment firms in the European Union ("EU"), Company offers a full suite of products across Equity Sales & Trading, Fixed Income Currencies and Commodities ("FICC") Sales & Trading, and Capital Markets, as well as investment research. Traded products account for the majority of Company's credit risk exposure.

**29 Consolidating entity**

The Company is a wholly owned subsidiary of Bank of America Corporation (Headquarters: Bank of America Corporate Center, 100 North Tryon Street, Charlotte, NC 28255), which prepares consolidated financial statements that include the Company. These financial statements present information about the Company as an individual undertaking.

**30 Directors' remuneration**

The executive directors are not specifically remunerated for their social corporate mandate. The allowance paid to non-executive directors amounts to EUR 829,318 (2024: EUR 757,288).

**31 Cash advance granted to directors**

In compliance with French trade code (article L.227-10), no cash advance or loan has been granted to any of the directors (2024: no cash advance or loan has been granted to any of the directors).

**32 Non adjusting subsequent events**

There has been no significant events affecting the Company since the year end which would have impacted the financial position of the Company if retrospectively applied since the year end.